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                                                           SEC FILE NUMBER
                                                               1-7708
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                                                           CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K   [ ] Form 20-F   [ ]  Form 10-Q    [ ]  Form N-SAR

  For Period Ended: December 31, 2000
                   -----------------------------------
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended:
                                  --------------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                           Marlton Technologies, Inc.
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Full Name of Registrant

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Former Name if Applicable

                                2828 Charter Road
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Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19154
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

       [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] (b) The subject annual report, semi-annual report, transition report on form 10-K, form 20-f, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ] (c) The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      During the 2000 year-end financial closing process, Marlton Technologies, Inc. (the "Company") determined it will be necessary to restate its 1999 financial statements, principally as a result of inaccurate information produced for 1999 by a new computer system, which led to inaccurate cost of sales and related inventory and accounts payable amounts at December 31, 1999. A lengthy examination of 1999 documentation required for this restatement inhibited the Company's ability to complete the 2000 financial closing within the prescribed time period. Consequently, the Company could not file its Form 10K within the prescribed time period because it could not be completed without unreasonable effort or expense.

      The 1999 restatement and 2000 operating results caused non-compliance with the Company's debt convenants under its Revolving Credit and Security Agreement with its bank. The Company is pursuing an amendment of its debt agreement to cure this non-compliance, but there can be no assurance that such an amendment will be obtained.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Stephen P. Rolf, Chief Financial Officer      215            676-6900
     ----------------------------------------   ----------     -----------------
      (Name)                                    (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the securities Exchange act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer
     is no. identify report(s).                               [X] Yes    [ ] No

     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                         [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              The Company's restatement of its 1999 financial statements is expected to reduce 1999 gross profit, operating profit and pre-tax profit by approximately $1.4 million. While the year-end closing has not been finalized, the Company anticipates that results from operations for the fourth quarter and for 2000 will be a loss. A $2 million provision recorded in the third quarter of 2000 for accounts receivable and inventory related to customer insolvency and disputes, relocation of operations in the fourth quarter of 2000, and losses incurred by the Company's permanent/scenic displays operation contributed significantly to the decrease.

                            Marlton Technology, Inc.
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                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 2, 2000                     By /s/ Stephen P. Rolf
      -----------------                    -------------------------------------
                                           Chief Financial Officer

INSTRUCTION:    The form may be signed by an executive officer of the
                registrant or by any other duly authorized representative.
                The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
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Intentional misstatements or omissions of fact constitute federal Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendment therto must be completed and filed with the securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of regulation S-T (ss.232.13(b) of this chapter).